BIT DIGITAL, INC.

33 Irving Place

New York, New York 10013

October 20, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Tonya K. Aldave

Re:	Bit Digital, Inc.

Registration Statement on Form F-3

Filed August 30, 2021

File No. 333-258330

Dear Ladies and Gentlemen:

Bit Digital, Inc. (the “Company”) is responding to the Staff’s Comment Letter dated September 29, 2021. We have submitted an amended Registration Statement (the “Amendment”) on this date reflecting the Company’s responses. Set forth below are the Company’s responses, which appear in the same order of the comments which are repeated below for each of reference.

Amendment No. 1 to Registration Statement on Form F-3

Cover Page

1. We note your response to our prior comments 2 and 9. Although we note disclosure that your activities may not be deemed to be operation activities by a foreign legal person or entity under PRC law, you nevertheless appear to have remaining operations in China including warehousing 29.2% of your hardware and engaging 10 employees. Please provide prominent disclosure about the legal and operational risks associated with your remaining operations in China, including a discussion on how the recent ban of digital asset transactions in China impacts your business and whether it will impact your corporate structure going forward. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Alternatively, if you believe that your remaining operations in China pose no such risks, including no risks to the value of your securities, please provide us your factual and legal analysis explaining why that is the case.

Response to No. 1

Prominent disclosure has been made on both the cover page of the prospectus, as well as at the beginning of the Prospectus Summary, as to the current status of the Company’s operations as well as risks posed by having been a China-based issuer. While these statements and regulatory actions may have an adverse effect on the Company in view of its prior operations, they are not expected to result in an adverse impact on our corporate structure going forward or have a material change in our operations and/or the value of our securities or significantly limit or completely hinder our ability to offer or continue to offer securities to investors or cause the value of such securities to significantly decline or be worthless. We do not believe such developments will adversely impact the Company’s ability to conduct its business, accept foreign investments, or continued listing on Nasdaq or decrease value of our securities and/or significantly limit or completely hinder our ability to offer or continue to offer our securities to investors.

The Company has disclosed in the Prospectus Summary that mining operations in China completely terminated in June 2021. All miners which had been warehoused were migrated out of China by September 2021. The ten (10) remaining employees in China, all employed by Bit Digital Hong Kong Limited, include five (5) persons now working in Hong Kong in administration. See Response No. 6 for further information.

The Company further described that it does not own or control any VIEs or intends to form a VIE. In view of its limited operations in mainland China, which are primary run out of Hong Kong, it has terminated the process to form a WFOE. The Company has disclosed both in the Prospectus Summary and Risk Factors the risks and uncertainties that the Company may be subject to any fines or penalties as a result of its prior operations as a China-based issuer.

Division of Corporation Finance

October 20, 2021

2. We note your response to our prior comments 1 and 2. On page 1, you state that you are in the process of registering a wholly-owned subsidiary to do business in China, and, on pages 3 and S-5, you state that you have operating entities in China. Please provide a separately captioned section in the Prospectus Summary explaining your current and planned corporate structure, including diagrams for each. Include a discussion of the purpose of your planned PRC subsidiary and describe the operations in which it will engage. Explain whether this will involve the use of a variable interest entity. To the extent material, discuss any attendant risks to this new PRC subsidiary or the business you plan to do in China and include cross references to relevant risk factors. Also, please clearly describe the operations of your operating entities in China and include cross references to relevant risk factors.

Response to No. 2

As noted in Response No. 1 under the first bullet in the Prospectus Summary, the Company stated: “As a result of the China-ban on digital asset transactions, it had terminated the process of forming a WFOE subsidy in mainland China. The diagram inserted under the second bullet in the Prospectus Summary does not contemplate any new entities being added to the existing six (6) subsidiaries of the Company.

The operations of the Company’s two Hong Kong subsidiaries are set forth in the fourth bullet of the Prospectus Summary. Cross references to the appropriate Risk Factors are set forth under the first bullet.

Prospectus Summary, page 1

3. We note your response to our prior comment 3. In your Summary of Risks Factors, describe any significant liquidity risks relating to your prior, current, or future corporate structure or operations in China, with cross-references to the more detailed discussion of these risks in the prospectus.

Response to No. 3

The Company responded under the last bullet in the Prospectus Summary; “Since the Company has no subsidiaries in mainland China and has terminated the process to form one in mainland China, the Company is not subject to liquidity risks in mainland China, nor does it believe it was subject to liquidity risks.

4. We note your response to our prior comment 5. Please revise your “Transfer of cash” and “Payment of dividends or distributions” discussions on page 5 to quantify the transactions discussed. Additionally, revise your “Payment of dividends or distributions” discussion to discuss the tax consequences of the transactions discussed therein.

Response to No. 4

In response to the Staff’ comments, we have quantified the “Transfer of cash” and “Payment of dividends or distributions” on page 8 as below:

-	Transfer of cash

From the Company’s commencement of mining business in February 2020 to October 3, 2021, the Company did not transfer any cash from the holding company to any of its subsidiaries.

During the year ended December 31, 2020, the Company raised proceeds of approximately $5.2 million from certain private placements, and the proceeds were directly transferred from investors to the designated accounts of Bit Digital Hong Kong Limited (“BT HK”), the Company’s wholly owned subsidiary in Hong Kong.

During the period from January 1, 2021 to October 3, 2021, the Company raised proceeds of approximately $37 million from both private placements and direct offering. The proceeds were directly transferred from investors to designated accounts of Bit Digital USA, Inc. (“BT USA”), the Company’s subsidiary in U.S. The $80 million of gross proceeds raised in the September 2021 Private Placement by the Company have been transferred to Bit Digital USA and/or invested in the United States in interest-bearing accounts.

Division of Corporation Finance

October 20, 2021

-	Payment of dividends or distributions

During the period from February 2020 to the date of this response letter, the Company did not make any dividends or distribution from any of its subsidiaries, nor did the Company make any dividends or distributions to its US investors.

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

Our Company, page 3

5. We note your response to our prior comment 7, and reissue in part. In that regard, please:

●	Revise to provide quantitative information regarding each of your hosting agreements with Compute North, Link Global, and Digihost, regarding, for example, fees and profit sharing;

●	Disclose the material terms of your agreement with BlockFusion USA, including quantitative terms;

●	Provide a brief description of any regulations in Canada that impact your operations;

●	Further disclose the material terms of your custodian agreements with Matrixport Cactus and Copper, including for example in what manner they are required to store your digital assets, whether they are contractually required to hold your digital assets in cold storage, what security precautions your custodians are required to undertake, what inspection rights you have, and what type of insurance your custodians are required to have to protect you from loss;

●	Identify the factors that management considers when evaluating market conditions in considering whether to sell bitcoin;

●	Disclose whether your custodians store all digital assets you own, including stablecoins, or explain in sufficient detail how you store such stablecoins;

●	Disclose whether you hold any insurance for your digital assets, and, if so, provide a brief description of the insurance; and

●	State the interest rate you charge on bitcoin loans that you make.

Division of Corporation Finance

October 20, 2021

Response to No. 5

This comment has been complied with.

●	All quantitative information concerning the three (3) hosting agreements have been described under “Our Company - Hosting Agreements.”

●	All material terms of the agreement with Blockfusion USA including quantitative terms have been described under “Our Company - Hosting Agreements.”

●	Canadian regulations are described with “Our Company - Hosting Agreements - Link Global Technologies, Inc.” and “Risks Factors – Risks Related to Canadian Government Regulations.” The Company has a non-material number of miners in Alberta, Canada.

●	The material terms of the Custodian Agreements with Matrixport – Cactus Custody and Copper are set forth under “Our Company - Custodian Accounts.”

●	A description of issuer is set forth under “Our Company - Custodian Accounts.”

●	5% interest rate on prior loans is described under “Our Company – Currency Transactions.”

Risk Factors, page 10

6. We note your response to our prior comment 8. Disclose in the “Our Company” section beginning on page 4, whether you continued any bitcoin mining operations after any government mining bans in China, national or otherwise, were put into effect. To the extent you continued any mining operations after any bans were put into effect, provide specific risk factor disclosure addressing the possible consequences. In that regard we note that in May 2021 the Chinese government targeted virtual currency mining, but you did not cease mining operations in China until June 2021.

Response to No. 6

We have added disclosures in response to the Commission’s comment. Specifically, we have disclosed the following:

On May 21, 2021, the Financial Stability and Development Committee of the State Council in China proposed to “crack down on bitcoin mining and trading.” However, it was not under the September 24, 2021 NDRC Notification, described below, that digital asset transactions were banned. In May 2021, local governments began to issue corresponding measures in succession to respond to the central government’s proposal, including Xinjiang Changji Hui Autonomous Prefecture Development and Reform Commission issuing a notice on the immediate shutdown of enterprises engaged in cryptocurrency mining on June 9, 2021. During that three-week period, we only had mining operations in Sichuan Province and not in Xinjiang. On June 18, 2021, according to the public media report, Sichuan Provincial Development and Reform Commission and Sichuan Energy Bureau issued a notice on the shutdown of cryptocurrency mining projects with the deadline of June 25, 2021. That is the reason why we had ceased all remaining mining operations in PRC on June 21, 2021.

On September 24, 2021, the newly issued Notification of Overhauling the Mining Activity of Cryptocurrency, or the Notification No. 1283, was published on the National Development and Reform Commission People’s Republic of China (the “NDRC”)’s official website, to accelerate the sort-out of the cryptocurrency mining. The Notification No. 1283 was joint issued by the NDRC, the People’s Bank of China, the Ministry of Public Security of the PRC and the other eight important central departments, showing the firm attitude of the PRC government to the cryptocurrency mining.

In consideration of the PRC government’s attitude and our intentional business plan, we will not conduct any cryptocurrency mining operations or cryptocurrency trading operations in the mainland of the PRC. All of our remaining miners which had been warehoused as of June 2021 have been migrated out of the PRC on September 30, 2021.

We have not received any administrative penalty for our historical mining business as of the date of this prospectus. The NDRC notice set forth penalties on a going forward basis for all of the PRC. While we do not believe Sichuan Province will seek to impose retroactive fines, penalties, or sanctions, we have disclosed the following risk factors on page 15, in consideration that we have suspended all the mining activities before the deadline. Nevertheless, uncertainties still exist since the administrative penalties may be imposed on us in a certain period from now on for any noncompliance with or liabilities in our historical business in China. Pursuant to the Law of the People’s Republic of China on Administrative Penalties (Revised in 2021), where an unlawful act conducted in China is not discovered within two years of its commission (the period shall be counted from the date on which the unlawful act is committed, or if the act is ongoing or continuous, from the date on which the act ends), the administrative penalty shall be exempted; and if it involves citizens’ life and health security or financial security, and causes harmful consequences, the above-mentioned period shall be extended to five years, except as otherwise prescribed by laws. See “Risk Factors. We may be subject to fines and penalties for any noncompliance with or liabilities in our historical business in China in a certain period from now on.”

Division of Corporation Finance

October 20, 2021

We may be subject to recently announced Measures from the Cyberspace Administration of China, page 20.

7. We note your response to our prior comment 10. You state on page 16 that “due to [y]our past mining operations in China, [you] may be deemed to be a ‘data processor carrying out data processing activities’ under the Measures.” In light of this disclosure, why do you believe you “currently are not required to obtain clearance from the CAC before [y]our listing in the United States under the recently enacted or proposed regulations or rules.”

Response to No. 7

This comment has been complied with on page 18 under “Risks Factors – Risks Related to Doing Business in China - We may be subject to recently announced Measures from the Cyberspace Administration of China concerning the collection of data and required to obtain clearance from the CAC.” On July 10, 2021, the CAC issued the Measures for Cybersecurity Review (Revision Daft for Comments), or the Measures. The scope of review under the Measures extends to critical information infrastructure operators, data processors carrying out data processing activities, and national security risks related to a non-PRC listing, especially the “risks of core data, important data or substantial personal information being stolen, leaked, damaged, illegally used or exported; risks of Critical Information Infrastructure, core data, important data or substantial personal information data being affected, controlled and maliciously used by foreign governments after a foreign listing.” According to Article 6 of the Measures, operators who possess personal information of over a million users shall apply to the Cybersecurity Review Office for cybersecurity reviews before listing abroad. Besides, where any activities affect or may endanger national security during the purchase of network products and services by key information infrastructure operators or the data processing by data workers, cybersecurity reviews should be conducted in accordance with the Measures.

Currently, we have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect as well.

We believe we currently are not required to obtain clearance from the CAC before our listing in the United States under the recently enacted or proposed regulations or rules, because (i) we have never set a digital platform for any user and collected personal data during our mining operation, (ii) only the operators who possess personal information of over one million users shall apply for cybersecurity reviews before listing abroad, and (iii) the Measures has yet to take effect and might be further revised. However, since it is the first time that the cybersecurity review applies to the “data processors”, and due to our past mining operations in China, we may be deemed as a “data processors carrying out data processing activities”, we face uncertainties as to the interpretation or implementation of the Measures, and if required, whether such clearance can be timely obtained.

Please do not hesitate to contact our Securities Counsel, Elliot H. Lutzker, at (646) 428-3210 if you have any questions.

Very truly yours,

BIT DIGITAL, INC.

By:	/s/ Erke Huang
Erke Huang

cc:	Elliot H. Lutzker, Esq.